UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2007

Commission File Number 001-31586

Minefinders Corporation Ltd.

(Translation of registrant's name into English)

Suite 2288 - 1177 West Hastings Street, Vancouver, BC V6E 2K3, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [ ]     Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

                MINEFINDERS CORPORATION LTD.

2288 – 1177 WEST HASTINGS ST.

VANCOUVER, B.C.

CANADA V6E 2K3

2nd QUARTER 2007

FINANCIAL REPORT

Investor Relations

866-687-6263 Toll Free

www.minefinders.com

                Minefinders Corporation Ltd.

Consolidated Balance Sheets - Unaudited

(Thousands of United States dollars)

	June 30,	December 31,
	2007	2006
Assets
Current
Cash and cash equivalents	$ 71,600	$ 121,995
Receivables	7,800	3,746
Prepaid expenses	726	1,350
	80,126	127,091

Deferred financing charges (Note 3)	-	2,368
Mineral properties, plant and equipment (Note 6)	182,572	126,061
	$ 262,698	$ 255,520

Liabilities and Shareholders’ Equity

Liabilities
Current
Accounts payable and accrued liabilities	$ 12,605	$ 7,899

Convertible notes (Note 7)	57,417	57,433
Asset retirement obligation (Note 8)	1,657	1,188
	71,679	66,520
Shareholders’ equity
Capital stock (Note 9)	167,388	165,537
Convertible notes (Note 7)	27,366	27,366
Contributed surplus (Note 11)	14,001	12,957
Deficit	(28,416)	(27,540)
Accumulated other comprehensive income (Note 3)	10,680	10,680
	191,019	189,000
Commitments and Contingencies (Note 12)
	$ 262,698	$ 255,520

The accompanying notes are an integral part of these consolidated financial statements.

Minefinders Corporation Ltd.

Consolidated Statements of Operations - Unaudited

(Thousands of United States dollars, except per share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,
	2007	2006	2007	2006

Administrative costs
Accounting and auditing	$ 202	$ 120	$ 518	$ 263
Amortization	51	2	103	4
Consulting fees	160	73	451	184
Corporate relations	117	92	258	219
Legal	180	139	350	230
Office services and expenses	306	224	651	394
Stock option compensation (Note 11)	-	3,263	-	3,263
Shareholder reports and filing fees	81	147	184	210
Travel	133	30	184	53
Convertible notes discount (Note 7)	1,186	-	2,352	-
Interest on long-term debt (Note 7)	953	-	1,896	-
	3,369	4,090	6,947	4,820

Exploration costs written off	51	78	155	126
Loss from operations	(3,420)	(4,168)	(7,102)	(4,946)

Other items
Foreign exchange gain (loss)	4,244	(571)	4,068	(591)
Gain on sale of assets	-	(7)	6	(7)
Interest income	901	796	2,152	1,052
Net income (loss) for the period	$ 1,725	$ (3,950)	$ (876)	$ (4,492)

Earnings (Loss) per share – basic and diluted	$ 0.04	$ (0.09)	$ (0.02)	$ (0.11)
Weighted average shares outstanding	48,671,945	45,251,841	48,496,942	40,993,830

The accompanying notes are an integral part of these consolidated financial statements.

Minefinders Corporation Ltd.

Consolidated Statement of Changes in Shareholders’ Equity - Unaudited

(Thousands of United States dollars)

	Capital stock	Convertible notes	Contributed surplus	Deficit	Cumulative translation adjustment	Accumulated other comprehensive income	Total
Balance, January 1, 2006	$ 85,672	$ -	$ 7,954	$ (21,796)	$ 14,498	$ -	$ 86,328
Issue of common shares for cash, net of share issue costs	78,705	-	-	-	-	-	78,705
Exercise of stock options for cash	1,160	-	-	-	-	-	1,160
Issue of convertible notes	-	27,366	-	-	-	-	27,366
Stock based compensation	-	-	5,003	-	-	-	5,003
Net loss	-	-	-	(5,744)	-	-	(5,744)
Foreign exchange adjustment	-	-	-	-	(3,818)	-	(3,818)
Balance, December 31, 2006	165,537	27,366	12,957	(27,540)	10,680	-	189,000
Change in accounting policy (Note 3)	-	-	-	-	(10,680)	10,680	-
Balance, January 1, 2007 as adjusted	165,537	27,366	12,957	(27,540)	-	10,680	189,000
Exercise of stock options for cash	1,851	-	-	-	-	-	1,851
Stock based compensation	-	-	617	-	-	-	617
Net loss	-	-	-	(2,601)	-	-	(2,601)
Balance, March 31, 2007	167,388	27,366	13,574	(30,141)	-	10,680	$188,867
Stock based compensation	-	-	427	-	-	-	427
Net income	-	-		1,725	-	-	1,725
Balance, June 30, 2007	$ 167,388	$ 27,366	$ 14,001	$ (28,416)	$ -	$ 10,680	$ 191,019

The accompanying notes are an integral part of these consolidated financial statements.

Minefinders Corporation Ltd.

Consolidated Statements of Cash Flows - Unaudited

(Thousands of United States dollars)

	Three Months Ended June 30		Six Months Ended June 30
	2007	2006	2007	2006

Cash flows used in operating activities
Net income (loss) for the period	$ 1,725	$ (3,950)	$ (876)	$ (4,492)
Items not involving cash
Amortization	51	2	103	4
(Gain) loss on sale of assets	-	7	(6)	7
Deferred exploration costs written off	51	78	155	126
Convertible notes discount	1,186	-	2,352	-
Unrealized foreign exchange gain	(4,244)	-	(4,068)	-
Stock option compensation	-	3,263	-	3,263
Net change in non-cash working capital balances
Receivables	(2,064)	(422)	(4,054)	(942)
Prepaid expenses	337	429	(135)	741
Accounts payable and accrued liabilities	(1,604)	(490)	(374)	695
	(4,562)	(1,083)	(6,903)	(598)
Cash flows used in investing activities
Mineral properties and exploration costs	(1,624)	(3,589)	(2,656)	(9,485)
Plant, equipment and development costs	(23,749)	(7,549)	(46,483)	(7,571)
	(25,373)	(11,138)	(49,139)	(17,056)
Cash flows provided by financing activities
Net proceeds on issue of common shares	-	78,339	1,851	78,585
Financing charges	-	(196)	(142)	(196)
	-	78,143	1,709	78,389
Effect of exchange rates on cash and cash equivalents	4,096	4,337	3,938	4,283
Increase (Decrease) in cash and cash equivalents	(25,839)	70,259	(50,395)	65,018
Cash and cash equivalents, beginning of period	97,439	27,168	121,995	32,409
Cash and cash equivalents, end of period	$ 71,600	$ 97,427	$ 71,600	$ 97,427
Supplemental Information

Non-cash investing and financing activities:
Amortization included in deferred exploration and development	$ 96	$ 26	$ 119	$ 41
Asset retirement obligation	$ 366	$ 208	$ 469	$ 208
Stock option compensation	$ 427	$ 1,521	$ 1,044	$ 1,521

The accompanying notes are an integral part of these consolidated financial statements.

Minefinders Corporation Ltd.

Consolidated Statements of Mineral Properties and

Deferred Exploration Costs - Unaudited

(Thousands of United States dollars)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2007	2006	2007	2006
Dolores Mine Project
Deferred exploration costs
Property acquisition costs	$ -	$ 25	$ -	$ 50
Assaying and drilling	548	594	846	1,422
Engineering and surveying	36	51	36	1,921
Equipment rentals and miscellaneous	6	62	70	193
Licenses and recording fees	-	1,229	2	1,265
Road building	8	108	87	2,200
Technical and professional services (Note 11)	285	373	499	693
Other	27	473	52	557
Total Dolores Mine Project	910	2,915	1,592	8,301
Other properties
Deferred exploration costs
Property acquisition costs	-	3	-	3
Assaying and drilling	806	-	833	141
Engineering and surveying	2	-	2	79
Equipment rentals and miscellaneous	174	45	283	93
Licenses and recording fees	62	38	115	98
Technical and professional services (Note 11)	141	577	266	705
Other	79	65	147	116
Total other properties	1,264	728	1,646	1,235

Properties, development and deferred exploration costs during the period	2,174	3,643	3,238	9,536
Balance, beginning of period	66,071	59,252	65,111	53,697
Foreign exchange adjustment	-	2,800	-	2,510
Exploration costs written off	(51)	(78)	(155)	(126)
Balance, end of period	$ 68,194	$ 65,617	$ 68,194	$ 65,617

The accompanying notes are an integral part of these consolidated financial statements.

Minefinders Corporation Ltd.

Notes to Consolidated Financial Statements - Unaudited

(Thousands of United States dollars, except per share amounts)

June 30, 2007 and 2006

1.	Basis of Presentation

These financial statements are presented in accordance with Canadian generally accepted accounting principles for interim financial statements, and are stated in thousands of United States dollars.

The interim financial statements do not include all the note disclosures required for annual financial statements but they are presented in accordance with the same accounting principles, policies and methods that are used in the preparation of the Company’s annual financial statements except as noted below (Notes 3 and 4); therefore they should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2006.

The statements reflect all adjustments, consisting of normal recurring adjustments, which, in the opinion of management, are necessary for the fair presentation of the information contained in them.

Certain comparative figures have been reclassified to conform to current presentation.

2.	Nature of Business

The accompanying financial statements have been prepared on a going-concern basis, which contemplates the realization of the assets and the satisfaction of liabilities and commitments in the normal course of business. The Company is in the advanced stages of construction of its 100% owned Dolores gold and silver project in Mexico and believes it has sufficient liquidity to complete construction. It is anticipated that the mine construction will be substantially completed by the end of fiscal 2007.

The ability to generate revenues from production is expected to finance the operation of the Dolores Mine. The Company may have to raise additional funds over and above amounts raised to date to complete the acquisition, exploration and development of its property interests and, while it has been successful in doing so in the past, there can be no assurance that it will be able to do so in the future.

3.	New Accounting Standards

Effective January 1, 2007, the Company adopted the CICA guidelines of Section 3855, “Financial Instruments – Recognition and Measurement”, Section 3861, “Financial Instruments – Disclosure and Presentation” and Section 1530, “Comprehensive Income” which address the classification, recognition and measurement of financial instruments in the financial statements and the inclusion of other comprehensive income. As a result of adopting these new standards, the Company reflected a presentational reclassification of amounts previously recorded in “Cumulative translation adjustment” to “Accumulated other comprehensive income”.

Minefinders Corporation Ltd.

Notes to Consolidated Financial Statements - Unaudited

(Thousands of United States dollars, except per share amounts)

June 30, 2007 and 2006

3. New Accounting Standards - Continued

Also, pursuant to Section 3855, “Financial Instruments – Recognition and Measurement”, deferred financing charges relating to the issue of the convertible notes are no longer presented as a separate asset on the balance sheet. As provided for in the section, the Company has elected to include financing charges in the carrying value of the liability component of the convertible notes (Note 7).

4.	Change in Functional Currency

Effective January 1, 2007, the Company changed its functional currency from the Canadian dollar to the United States dollar. The change in functional currency to the United States dollar resulted from a gradual increase in the overall proportion of business activities conducted and monetary transactions effected by the Company in United States dollars primarily due to the commencement of construction of the Dolores mine. This change has been adopted prospectively, with no impact to the results of previously reported financial years.

As a result of the change in functional currency to the United States dollar, effective January 1, 2007, the Company’s consolidated financial statements are reported and prepared in United States dollars using the temporal method under which monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date, and income and non-monetary balances are translated at the exchange rate in effect at the times of the underlying transactions. Gains or losses arising from this translation are included in income and loss for the period.

5.	Segmented Information

The Company has determined that it has one business segment, the exploration and development of mineral properties. The Company is in the development stage and, accordingly, has no reportable segment revenues or operating results for the three and six month periods ended June 30, 2007 and 2006.

6.

Minefinders Corporation Ltd.

Notes to Consolidated Financial Statements - Unaudited

(Thousands of United States dollars, except per share amounts)

June 30, 2007 and 2006

Mineral Properties, Plant and Equipment

Net carrying costs at June 30, 2007 and December 31, 2006:

	Mineral Properties	Deferred Exploration Costs	Construction in Progress	Plant and Equipment	Accumulated Amortization	June 30, 2007	Dec. 31, 2006
Dolores Property, Mexico	$ 9,675	$ 46,015	$ 113,568	$ 1,094	$ 431	$ 169,921	$ 114,916
Northern Sonora, Mexico	327	11,229	-	-	-	11,556	10,545
Nevada Properties, United States	111	837	-	281	219	1,010	460
Other	-	-	-	213	128	85	140
	$ 10,113	$ 58,081	$ 113,568	$ 1,588	$ 778	$ 182,572	$ 126,061

Dolores construction in progress of $113,568 (2006 - $60,198) represents mine development costs and plant and equipment purchased for use at the Dolores Mine. Amortization will commence when the Dolores mine begins operating and the assets are put into service.

Mineral properties and deferred exploration costs relate to the following:

Mexican Properties

Dolores Property

The Dolores Property is in the Madera Mining District, in the state of Chihuahua. In 2006, the Company unified seven of the nine claims resulting in three concessions totaling 27,700 hectares. The Company has a 100% interest in all three concessions. The property is subject to underlying net smelter return ("NSR") royalties totaling 3.25% on gold and 2% on silver. On February 23, 2006 the Board of Directors approved construction of a mine at the Dolores property. Construction commenced during the second quarter of 2006.

Northern Sonora Properties

The Company has a 100% interest in the mineral rights to 14 mineral concessions totaling 28,300 hectares in the State of Sonora. The Company makes annual rent payments to the landowners, currently approximately $158, escalating by 10% per annum. Should mines be put in production on the properties, payments ranging from $222 to $500 will be due to landowners.

Minefinders Corporation Ltd.

Notes to Consolidated Financial Statements - Unaudited

(Thousands of United States dollars, except per share amounts)

June 30, 2007 and 2006

6.	Properties, Development and Deferred Exploration Costs - Continued

United States Properties

The Company held a 100% interest in the Clear, Dottie and Gutsy properties (subject to NSR royalties of 3%). In 2003 the Company wrote off expenditures on the Dottie property of $161 but retained title. In 2005 further expenditures on Dottie, and accumulated expenditures on Clear, were written off. The Washiki claim group and Cleo claims near the Clear property were also written off. In 2006, the Company acquired the 30 unpatented lode mining Wickes claims in Montana for $2.

7.	Convertible Notes

In October 2006, the Company issued $85,000 in 4.5% unsecured convertible senior notes maturing on December 15, 2011, incurring a 3.5% underwriter’s fee and other expenses, aggregating $3,451 for net proceeds of $81,549. Interest is payable semi-annually in arrears on June 15 and December 15 of each year, beginning June 15, 2007. The notes are convertible into common shares at approximately $10.88 per share. A total of 7,812,500 common shares are issuable upon conversion and additional shares may become issuable following the occurrence of certain corporate acts or events. This adjustment provision is designed to compensate the noteholders for any such occurrence that causes economic loss to them.

The notes are classified as a liability, less the portion relating to the conversion feature net of related issue costs ($27,366) which is classified as an equity component. As a result, the recorded liability to repay the notes is lower than its face value. Using the effective interest rate method and the 14.26% rate implicit in the calculation, the difference of $28,359, characterized as the note discount, is being charged to earnings and added to the liability over the term of the notes.

Convertible notes, liability component
Balance, December 31, 2006	$ 57,433
Change in accounting policy (Note 3)	(2,368)
Balance, January 1, 2007 as adjusted	55,065
Accretion of debt discount for the period	1,166
Balance, March 31, 2007	56,231
Accretion of debt discount for the period	1,186
Balance, June 30, 2007	$ 57,417

Convertible notes, equity component
Balance, December 31, 2006 and June 30, 2007	$ 27,366

8.

Minefinders Corporation Ltd.

Notes to Consolidated Financial Statements - Unaudited

(Thousands of United States dollars, except per share amounts)

June 30, 2007 and 2006

Asset Retirement Obligation

The Company’s environmental permit requires that it reclaim any land it disturbs during the mine construction and mine operations. Although the timing and the amount of the actual expenditures are uncertain, the Company has estimated the present value of the future reclamation obligation arising from its activities to June 30, 2007 to be $1,657 (December 31, 2006 -$1,188). The present value of the future reclamation obligation assumes a discount rate of 7.65%, inflation rate of 2.5% and the commencement of reclamation activities after the life of the mine, which is estimated at 15.5 years. During the three and six month periods ending June 30, 2007, the Company capitalized to deferred development $22 and $45, respectively, of accretion, the increase in the carrying amount of the asset retirement obligation due to the passage of time (three and six months ended June 30, 2006 - $nil).

9.	Capital Stock

Authorized

Unlimited common shares, no par value
	Issued	Amount
Balance, January 1, 2006	36,641,841	$ 85,672
Issue of common shares for cash, net of share issue costs	11,000,000	78,705
Exercise of stock options for cash	368,000	1,160
Exercise of stock options - cashless	12,375	-
Balance, December 31, 2006	48,022,216	165,537
Exercise of stock options for cash	484,000	1,851
Exercise of stock options - cashless	35,363	-
Balance, March 31, 2007	48,541,579	167,388
Exercise of stock options - cashless	146,594	-
Balance, June 30, 2007	48,688,173	$ 167,388

(a)	Stock Options (all per share amounts are in Canadian dollars)

In May 2006, the shareholders approved an increase in the number of shares available for grant under the Plan by 3,417,980 to a total of 5,574,000. The term of options granted cannot exceed five years. The vesting of each option is determined by the Board of Directors and the exercise price is the fair market value of the Company’s shares at the date of grant. At June 30, 2007, 2,104,000 shares were available for future grants under the Company’s Plan.

Minefinders Corporation Ltd.

Notes to Consolidated Financial Statements - Unaudited

(Thousands of United States dollars, except per share amounts)

June 30, 2007 and 2006

9. Capital Stock – Continued

(a)	Stock Options – continued

	Number of Options	Weighted Average Exercise Price Cdn$
Outstanding at January 1, 2006	3,745,000	$ 6.95
Granted	1,260,000	9.00
Cancelled	(110,000)	10.02
Exercised for cash	(368,000)	3.56
Exercised-cashless	(30,000)	5.64
Outstanding at December 31, 2006	4,497,000	7.73
Granted	180,000	11.87
Exercised for cash	(484,000)	4.48
Exercised-cashless *	(55,000)	4.12
Outstanding at March 31, 2007	4,138,000	$ 8.34
Granted	50,000	12.45
Exercised-cashless *	(240,000)	5.16
Outstanding at June 30, 2007	3,948,000	$ 8.58

* During the three and six months ended June 30, 2007, 240,000 and 295,000 vested options, respectively, were exercised by the holders in exchange for the issue of 146,594 and 181,957 common shares by way of a cashless stock option exercise.

All options granted and outstanding as at June 30, 2007 and 2006 were fully exercisable on the various grant dates except for 85,000 options granted in 2007. Of the options granted in 2007, half of 40,000 options with an exercise price of Cdn $10.94 and 80,000 options with an exercise price of Cdn $12.46 granted in the three month period ended March 31, 2007 and 50,000 options with an exercise of Cdn $12.45 granted in the three month period ended June 30, 2007 vested immediately and half after six months. The weighted average grant-date fair value of options granted during the three and six months ended June 30, 2007 was Cdn $6.19 and Cdn $6.08 per option, respectively (three and six months ended June 30, 2006 – Cdn $4.45).

Minefinders Corporation Ltd.

Notes to Consolidated Financial Statements - Unaudited

(Thousands of United States dollars, except per share amounts)

June 30, 2007 and 2006

9. Capital Stock – Continued

(a)	Stock Options – continued

At June 30, 2007, the following stock options were outstanding and exercisable, except for 85,000 options with a weighted average exercise price of Cdn $12.10 unvested at that date.

Number	Exercise Price	Expiry Date
Cdn $
860,000	$ 6.45	December 23, 2007
655,000	$ 10.65	September 26, 2008
50,000	$ 12.53	March 17, 2009
75,000	$ 8.25	May 17, 2009
630,000	$ 8.80	June 14, 2009
348,000	$ 5.64	July, 12, 2010
10,000	$ 6.30	December 19, 2010
1,010,000	$ 9.00	May 15, 2011
80,000	$ 8.76	November 1, 2011
70,000	$ 10.94	January 19, 2012
110,000	$ 12.46	March 12, 2012
50,000	$ 12.45	May 1, 2012
3,948,000

10.	Related Party Transactions

Related party transactions for the six months ended June 30, 2007 not disclosed elsewhere in these consolidated financial statements were as follows:

(a) The directors were paid fees of $50 (2006 - $40)

(b) Legal services provided by a law firm in which one of the directors of the Company is a partner. The cost of these services was $43 (2006 - $190). The amount for 2006 includes $80 for work related to the share issue in April 2006; there was no equivalent cost in 2007.

Transactions with related parties were in the normal course of operations and were measured at the exchange value (the amount of consideration established and agreed to by the related parties).

Minefinders Corporation Ltd.

Notes to Consolidated Financial Statements - Unaudited

(Thousands of United States dollars, except per share amounts)

June 30, 2007 and 2006

11.	Stock Option Compensation

Compensation expense is determined using the Black-Scholes option pricing model. The Company granted 50,000 options during the three months ended June 30, 2007 (2006 – 1,140,000). The weighted average assumptions used in calculating the expense of options granted were: risk-free interest rate – 4.53% (2006 – 4.24%), expected volatility – 51.4% (2006 – 56%) and expected life of the option – 60 months (2006 – 53 months). The Company also granted 180,000 options during the three months ended March 31, 2007 (2006 – nil). The weighted average assumptions used on calculating the expense of options granted were: risk-free interest rate – 3.95%, expected volatility – 55% and expected life of the option – 60 months.

	Three months ended June 30,		Six months ended June 30,
	2007	2006	2007	2006
Compensation expense for the period:
Charged to administration expense	$ -	$ 3,263	$ -	$ 3,263
Charged to deferred exploration costs	-	619	81	619
Charged to development	427	902	963	902
	$ 427	$ 4,784	$ 1,044	$ 4,784

Total expense was credited to contributed surplus.

12.	Commitments and Contingencies

At June 30, 2007, the Company had remaining commitments expected to be paid in 2007 of $19,184 on contracts totaling $111,620 relating to equipment, engineering and construction at the Dolores Project. Royalty payments on the Dolores property consisting of 3.25% of gold, and 2% of silver, net smelter revenues cannot be quantified until the project reaches production.

In addition, the Company has entered into operating leases for office premises that provide for minimum lease payments totaling $286 over the next two years, excluding extensions.

Minefinders Corporation Ltd.

Notes to Consolidated Financial Statements - Unaudited

(Thousands of United States dollars, except per share amounts)

June 30, 2007 and 2006

13.	United States Generally Accepted Accounting Principles

The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). These principles differ in some respects from United States generally accepted accounting principles ("US GAAP"). The effect of such differences on the Company's consolidated financial statements is set out below:

(a)	Mineral exploration expenditures

Under Canadian GAAP expenditures on specific properties are capitalized until such time as it is established that no economically recoverable deposit exists, or the properties are sold or abandoned; related cash flows are reported as investing activities. US GAAP requires that mineral exploration expenditures be charged to the Statement of Loss and Deficit in the period incurred and the related cash flows be reported as operating activities. Accordingly, for US GAAP, all mineral exploration expenditures incurred to date would be charged to the Statement of Loss and Deficit and Statement of Cash Flows would report the expenditures as operating activities. In addition, foreign exchange adjustments resulting from the translation of deferred mineral exploration costs under Canadian GAAP have been excluded from the calculation of comprehensive loss under US GAAP as such costs would have been charged to expense as incurred under US GAAP.

(b)	Convertible notes

Under Canadian GAAP, the liability and equity components of the convertible notes are determined and separately classified on the consolidated balance sheets. The liability component represents the present value of the interest and principal payments on the notes and the equity component represents the fair value of the holders’ conversion feature. The stated interest payments and the expense arising from adjusting the time value of the principal of the notes over time (“accretion expense”) are presented separately in the consolidated statements of loss and deficit. As a result of the January 1, 2007 prospective adoption of Section 3855, “Financial Instruments – Recognition and Measurement” for Canadian GAAP accounting purposes, financing charges attributable to the liability component of the convertible notes are included in their carrying value.

Under US GAAP, convertible debt instruments are accounted for in accordance with Emerging Issues Task Force Issue 00-27 which requires the Company to classify as equity any amounts representing a beneficial conversion feature. As the conversion price exceeds the fair value of the underlying common shares on the issue date, no beneficial conversion feature is recognized under US GAAP and the entire proceeds are classified as debt until such time as they are converted to equity. Accordingly, for US GAAP purposes, the convertible notes are presented on the consolidated balance sheets as a liability. No accretion expense is recognized and no deferred financing charges are allocated to equity. The total deferred financing charges are recorded as an asset.

Minefinders Corporation Ltd.

Notes to Consolidated Financial Statements - Unaudited

(Thousands of United States dollars, except per share amounts)

June 30, 2007 and 2006

13. United States Generally Accepted Accounting Principles – Continued

(b)	Convertible notes - Continued

Under Canadian GAAP, the Company has elected to expense interest on the convertible notes to earnings whereas under US GAAP this interest is capitalized to development costs to the extent the proceeds from the issue of the convertible notes are used in the development of the Dolores property.

(c) Stock option compensation

There is no difference between the financial position, results of operations, and cash flows under Canadian GAAP and US GAAP arising from the accounting for stock-based compensation for the periods presented.  A cumulative adjustment (for the initial adoption of SFAS 123R under US GAAP) of $3,438 was included in the net loss from inception to June 30, 2007 under US GAAP.

The total intrinsic value of options exercised in the three month period ended June 30, 2007 and 2006, was Cdn $2,036 and Cdn $311, respectively. The total intrinsic value of options exercised in the six month periods ended June 30, 2007 and 2006 was Cdn $6,249 and Cdn $915, respectively. The total intrinsic value and weighted average contractual term of vested options at June 30, 2007 is Cdn $15,102 and 2.2 years.

During the three and six month period ended June 30, 2007, $427 and $536, respectively, of stock based compensation related to development at Dolores was capitalized for Canadian GAAP and US GAAP (three and six month periods ended June 30, 2006 - $902).

Minefinders Corporation Ltd.

Notes to Consolidated Financial Statements - Unaudited

(Thousands of United States dollars, except per share amounts)

June 30, 2007 and 2006

13. United States Generally Accepted Accounting Principles – Continued

The impact of the above on the financial statements is as follows:
	Three months ended June 30,		Six months ended June 30,
	2007	2006	2007	2006
Statements of Loss and Deficit
Net income (loss) per Canadian GAAP	$ 1,725	$ (3,950)	$ (876)	(4,492)
Adjustments related to:
Mineral exploration expenses	(2,174)	(3,540)	(3,237)	(9,385)
Accretion expense on convertible notes	1,060	-	2,108	-
Interest on convertible notes	953	-	1,896	-
Amortization of deferred financing charges	(48)	-	(95)	-
	(209)	(3,540)	672	(9,385)

Net income (loss) per US GAAP	1,516	(7,490)	(204)	(13,877)
Foreign exchange adjustment	-	2,644	-	2,574
Comprehensive income (loss) per US GAAP	$ 1,516	$ (4,846)	$ (204)	$ (11,303)
Net earnings (loss) per share, basic and diluted	$ 0.03	$ (0.17)	$ (0.00)	$ (0.34)

Statements of Cash Flows
Cash flows used in operating activities per Canadian GAAP	$ (4,562)	$ (1,083)	$ (6,903)	$ (598)
Adjustments for mineral properties and exploration costs	(1,624)	(3,589)	(2,656)	(9,485)
Cash flows used in operating activities per US GAAP	$ (6,186)	$ (4,672)	$ (9,559)	$ (10,083)

Cash flows used in investing activities per Canadian GAAP	$ (25,373)	$ (11,138)	$ (49,139)	$ (17,056)
Adjustment for mineral properties and exploration costs	1,624	3,589	2,656	9,485
Cash flows used in investing activities per US GAAP	$ (23,749)	$ (7,549)	$ (46,483)	$ (7,571)

Minefinders Corporation Ltd.

Notes to Consolidated Financial Statements - Unaudited

(Thousands of United States dollars, except per share amounts)

June 30, 2007 and 2006

13. United States Generally Accepted Accounting Principles – Continued

Balance Sheets	June 30, 2007	December 31, 2006

Assets per Canadian GAAP	$ 262,698	$ 255,520
Adjustment related to:
Mineral exploration expenses	(68,194)	(65,656)
Convertible notes	5,613	1,688
Assets per US GAAP	$ 200,117	$ 191,552

Liabilities per Canadian GAAP	$ 71,679	$ 66,520
Adjustments related to:
Convertible notes	27,583	27,567
Liabilities per US GAAP	$ 99,262	$ 94,087

Shareholders’ equity per Canadian GAAP	$ 191,019	$ 189,000
Adjustments related to:
Mineral exploration expenses	(68,194)	(65,656)
Convertible notes	(21,970)	(25,879)
Shareholders’ equity per US GAAP	$ 100,855	$ 97,465

(d) Exploration stage company

The Company meets the definition of a development stage enterprise under Statement of Financial Accounting Standards No. 7, Accounting and Reporting by Development Stage Enterprises. As such, the following disclosure of the consolidated summarized statements of loss and deficit and cash flows since inception of the Company are required under US GAAP:

Consolidated summarized statement of loss and deficit – US GAAP
For the period from inception to June 30, 2007

Mineral exploration expenses	$ (70,784)
Administrative and other costs	(24,434)
Interest income	7,554

Net loss from inception to June 30, 2007,
being the deficit accumulated during the exploration stage	$ (87,664)

Minefinders Corporation Ltd.

Notes to Consolidated Financial Statements - Unaudited

(Thousands of United States dollars, except per share amounts)

June 30, 2007 and 2006

13. United States Generally Accepted Accounting Principles – Continued

Consolidated summarized statement of cash flows – US GAAP
For the period from inception to June 30, 2007

Cash flows used in operating activities	$ (77,519)
Cash flows used in investing activities	(100,789)
Cash flows provided by financing activities	245,271
Effect of exchange rates on cash and cash equivalents	4,637

Cumulative increase in cash and cash equivalents from inception
being Cash and Cash equivalents, June 30, 2007	$ 71,600

(e)	New accounting pronouncements

Effective January 1, 2007, for US GAAP accounting purposes, the Company has adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The provisions of FIN 48 are to be applied to all tax positions upon initial adoption, with the cumulative effect adjustment reported as an adjustment to the opening balance of retained earnings. There in no impact on the Company’s June 30, 2007 interim consolidated financial statements resulting from the adoption of FIN 48.

Effective January 1, 2007, for US GAAP accounting purposes, the Company has adopted SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments – an amendment of FASB Statements No. 133 and No. 140” (“SFAS 155”). SFAS 155 allows any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” to be carried at fair value in its entirety, with changes in fair value recognized in earnings. In addition, SFAS 155 requires that beneficial interests in securitized financial assets be analyzed to determine whether they are freestanding derivatives or contain an embedded derivative. There in no impact on the Company’s June 30, 2007 interim consolidated financial statements resulting from the adoption of SFAS 155.

Minefinders Corporation Ltd.

Management Discussion and Analysis

June 30, 2007

This discussion and analysis is for the three and six-month periods ended June 30, 2007, with comparisons to 2006. Unless otherwise noted, all information is current to August 8, 2007, and all currency amounts are in United States dollars. The discussion and analysis is intended to complement and supplement the interim consolidated financial statements of Minefinders Corporation Ltd. (the “Company”) for the six months ended June 30, 2007 (the “Financial Statements”) and should be read together with the Financial Statements.

Additional information, including the Company’s Annual Information Form for the year ended December 31, 2006 (the “Annual Information Form”), is available on SEDAR at www.sedar.com.

Accounting Principles

The Financial Statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differ in certain material respects from accounting principles generally accepted in the United States (“US GAAP”) (see Note 13 to the Financial Statements).

The Company's accounting policies and estimates used in the preparation of the Financial Statements are consistent with those used in the preparation of its annual financial statements except that, effective January 1, 2007, the Company adopted guidelines set out in CICA Handbook sections 1530 “Comprehensive Income”, 3855 “Financial Instruments – Recognition and Measurement” and 3861 “Financial Instruments – Disclosure and Presentation” and changed its functional currency from the Canadian dollar to the United States dollar (“US dollar”). Details of the adoption of these guidelines are given in Notes 3 and 4 to the Financial Statements.

The policies and estimates are considered appropriate in the circumstances, but are subject to judgments and uncertainties inherent in the financial reporting process.

Forward Looking Statements

This discussion and analysis contains forward-looking statements about the Company’s future prospects, and the Company provides no assurance that actual results will meet management’s expectations. For a thorough discussion and analysis of the risks and uncertainties affecting the Company we refer you to the Annual Information Form for the year ended December 31, 2006.

Overview

The Company is engaged in the exploration and development of precious and base metal mineral properties in Mexico and the United States, and measures its success through the growth in its mineral resources at a reasonable finding cost, in obtaining external funding for the exploration and development of its mineral properties, and in achieving commercial production of its Dolores gold and silver deposit. All of the Company’s mineral properties are in the exploration stage except for the Dolores property, where an 18,000 tonne per day heap leach gold and silver mine is under construction. The Company has no revenue except interest income and will continue to incur negative cash flows from operations until such time as the Dolores mine reaches commercial production.

The Company has been successful in outlining a valuable and expanding resource at its main project, Dolores, in the State of Chihuahua, Mexico. An independent feasibility study on the Dolores gold and silver mine produced a positive recommendation and on February 23, 2006, management was authorized by the Board of Directors to bring the Dolores property into commercial production and to raise the capital required for construction of the mine and ancillary facilities (see “The Dolores Mine” and “Capital Resources and Liquidity”). The Dolores mine is expected to reach commercial production in the second quarter of 2008.

Exploration continues on the Planchas de Plata and Real Viejo properties in Sonora, Mexico and the Company has acquired additional mineral concessions through a generative exploration program covering the northern Sierra Madre of Mexico.  During the quarter, the Company initiated the 2007 drilling program at its Planchas de Plata and Real Viejo properties to follow up on the mineralized zones identified by the previous exploration programs.  One diamond core rig and one reverse-circulation drill are testing widely-spaced targets identified by previous exploration. Drilling on the Company’s Gutsy prospect in Nevada commenced during the second quarter of 2007.

The Company is in a sound financial position and believes that it has adequate funds in place or available through traditional, revolving non-equity sources to meet its cash needs for the completion of the Dolores project, corporate administration, and ongoing exploration, until the Dolores project reaches commercial production. The Company is evaluating financing options for the future expansion of the Dolores project through the addition of a flotation mill and underground development.

Gold and silver prices remain at historically elevated levels. The Company believes that these prices have benefited from the weakening of the United States dollar against other major currencies, a reduction in hedging of future production by major producers, and an increase in physical demand. However, prices have fluctuated widely in recent months, and current economic and geopolitical events suggest that these fluctuations may continue for some time.

The price of gold was $632 per ounce at December 31, 2006, and in the six months ending June 30, 2007 has had a high of $691 and low of $652. The price of silver also improved from $12.90 per ounce at December 31, 2006 to a high of $14.58 while experiencing a low of $13.38 in the same six-month period. On August 8, 2007, the London pm fix price for gold was $676 per ounce and for silver was $13.03 per ounce. The average price for gold in the six-month period ended June 30, 2007 was $659 and for silver was $13.33. The average price for gold during the second quarter was $667 and for silver was $13.34.

It is not possible to forecast the trends of gold and silver prices and their impact on future results from operations; nor is the Company able to forecast the precise timing of the completion and commercial production of the Dolores project. However, the current markets for gold and silver and for precious metals investments remain very positive for the Dolores project.

The Dolores Mine

In February 2006, the Company received a positive, independent feasibility study of its Dolores property, proposing an open-pit heap leach facility to operate at 18,000 tonnes per day (“tpd”). Initial capital expenditures are estimated to be approximately $132 million, with further capital requirements of $29 million through a 12 year mine life. Total cash costs per ounce of gold and ounce of gold-equivalent silver (“AuEq”), based on a ratio of silver to gold of 63:1, were estimated to average $237.70 for the life of the mine. The study estimated total production of 1.445 million ounces of gold and 53.2 million ounces of silver (or 2.29 million ounces AuEq). The project economics indicated a pay back of capital in 3.3 years, an after-tax undiscounted net present value of $276.8 million and an after-tax internal rate of return of 24.3% using $475 and $7.50 as the price per ounce of gold and silver.

Based on the study and other relevant factors, on February 23, 2006 the Board of Directors instructed management to proceed with the construction of an 18,000 tpd open-pit, heap leach mine at Dolores, subject to obtaining necessary permits and required financing. Principal construction is progressing, and is expected to be completed by the end of fiscal 2007.

In April 2006, the Company completed an updated internal resource model incorporating additional results of drilling from October 2004 to December 2005 that had not been included in the feasibility study. Using the revised resource, the Company updated its estimated in-pit reserve base. The revised proven and probable reserves, contained in 100.2 million tonnes had an average diluted grade of 0.76 grams per tonne (“gpt”) gold and 39.7 gpt silver, using a 0.3 gpt AuEq cutoff grade.

The fully-diluted reserves at the Dolores Project were re-estimated in September 2006, taking into account a revised pit plan based upon the same parameters as those in the bankable Dolores feasibility study of February 27, 2006, the April 2006 revised resource estimates, and an assumed base case gold price of $400/oz and silver price of $7.00/oz. The in-pit proven and probable reserves increased to 2.45 million ounces of gold and 127.9 million ounces of silver (or 4.48 million ounces AuEq, using the feasibility study silver gold ratio of 63:1). This represents an increase of 24.9% in contained gold reserves and an increase of 23.5% in contained silver reserves (at a 0.3 gpt AuEq cutoff grade) over the estimates contained in the February 2006 feasibility study.

A final updated resource estimation model, incorporating all drill results through December 2006, was reviewed and audited during the quarter by the independent engineering firm of Chlumsky, Armbrust and Meyer (“CAM”) of Denver, Colorado. A NI 43-101-compliant technical report in support of this updated resources audit was filed and is available for viewing on SEDAR or the Company’s website at www.minefinders.com.

As set out in the CAM report, the audited estimated total measured and indicated resources for the Dolores project currently stand at 123.38 million tonnes grading 0.819 gpt gold and 39 gpt silver, containing 3.249 million ounces gold and 154.8 million ounces silver using a 0.3 gpt AuEq cutoff. The estimated measured and indicated resource using a 0.4 gpt AuEq cutoff, is 106.3 million tonnes grading 0.918 gpt gold and 43.5 gpt silver containing 3.137 million ounces gold and 148.7 million ounces silver, an increase of 23.1% in contained gold and 21.3% in contained silver when compared to the previously audited resources, (as reported by the Company on December 6, 2004). The slightly higher 0.4 gpt cutoff grade may be more representative of what can be mined and processed due to topographic limitations to the leach pad capacity.

An additional inferred resource of 30.35 million tonnes, (0.4 gpt AuEq cutoff) containing 661,000 ounces of gold and 27.5 million ounces of silver, is delineated in the new model. Complete resource estimation tables, at all cutoff grades, are presented in the Company’s news release of June 12, 2007 and are available for viewing on SEDAR.

The updated resource will be incorporated into a revised open-pit mine plan so as to permit the definition of new mine reserves. Mine plan optimization will continue throughout the Dolores construction period and project economics will be updated again prior to production start-up to include updated metals prices, current costs, and other data.

The Company is conducting an ongoing resource-expansion drill program at Dolores, directed at previously-discovered mineralized zones outside the current open-pit mine plan, and at untested targets. The previous feasibility studies did not take into account significant high-grade gold mineralization that lies below the proposed pit or surface mineralization extending up to one kilometer from the pit. Drilling is under way to define and quantify this mineralization with a view to developing a plan for an underground mine, based upon results. The Company plans to commission a feasibility study on the addition of a flotation mill to enhance recoveries of high-grade ore from the open pit and potential underground production.

In 2006, after reviewing its cash resources, including the net proceeds of an issue of 11,000,000 common shares (see “Capital Resources and Liquidity”), the funding requirements to continue exploration programs on other properties, and to meet administrative expenditures for at least the next twelve months, the Company decided to seek $70 to $75 million to fund completion of the project. During the fourth quarter of 2006, the Company issued $85 million ($75 million plus an over-allotment option of $10 million that was exercised) of 4.50% unsecured Convertible Senior Notes due December 15, 2011, to net $81.55 million after expenses of issue (see “Capital Resources and Liquidity”).

Construction of mine and processing facilities at Dolores continued during the second quarter and the commissioning of various components is expected during the fourth quarter of 2007. The new Dolores village is expected to be complete at the end of September. Portions of the permanent employee camp are in use with completion expected for August. Mining is expected to commence in September with the first ore reporting to the leach pads in late October. Substantially all of the mining equipment and drills have been delivered to the mine or Company lay-down yards and equipment assembly is progressing. Loaders, dozers, graders, and 5 of the 15 Komatsu 100 tonne haul trucks are assembled and ready to operate. Generators, crushers, conveyors and processing equipment are being assembled at the Dolores mine site. Substantially all contracts for critical mine and facilities construction have been awarded. Certain issues with foundation settlement in the Merrill Crowe facility have been identified and evaluated by geotechnical engineers. Repairs are underway and impact to the schedule is expected to be minimal.

Much of the key management team has been identified and hiring and training of operational personnel has begun as the Company moves from the contractor construction phase to owner-operated production phase.

Of the $132 million in projected capital expenditures as contemplated by the feasibility study, approximately $111.6 million has been committed as of June 30, 2007.

Operating Activities

The Company recorded net income for the second quarter of $1.725 million ($0.04 per share), compared with a net loss of $3.950 million ($0.09 per share) for the same period in 2006. Net losses for the six-month period totaled $0.876 million ($0.02 per share) compared with $4.492 million ($0.11 per share) in 2006.

The Company recorded a foreign exchange gain in the three and six-month periods compared with a loss in the same prior year periods as a result of the increasing value of the Canadian dollar against the US dollar during the second quarter. Net income of $1.725 million for the quarter was due to this foreign exchange gain of $4.244 million during the quarter. The losses for the six-month period decreased as compared to the same period in the prior year as a result of the foreign exchange gain and higher interest rates and income earned on larger cash balances in 2007, offset by higher administrative costs such as accretion of the convertible notes discount and interest on the associated long-term debt that were not incurred in the prior year.

Administrative costs in the quarter decreased from $4.090 million in 2006 to $3.369 million in 2007 but increased in the six-month period from $4.820 million to $6.947 million. The decrease in the quarter is primarily a result of stock compensation expense of $3.263 million recorded for the three and six-month periods in the prior year for which there is no equivalent in 2007. As a result of the issue of the convertible notes in October 2006, the Company incurred $0.953 million of interest expense on long-term debt and $1.186 million of convertible note discount expense during the second quarter and $1.890 million of interest expense on long-term debt and $2.352 million of convertible note discount expense during the six-month period for which there is no equivalent in fiscal 2006. Increases in administrative costs in 2007 are primarily the result of the these two expense items and expanding operations as the Company transitions from exploration and development to production at the Dolores property.

Accounting and auditing expenses in the second quarter increased from $0.120 million in 2006 to $0.202 million in 2007, and for the six-month period increased from $0.263 million to $0.518 million. This increase is primarily the result of complying with additional regulatory requirements resulting from financing activities during the prior year and expansion of the corporate and Mexican office accounting personnel.

Consulting fees for the quarter increased to $0.160 million in 2007 from $0.073 million in 2006 and for the six-month period increased from $0.184 million in 2006 to $0.451 million in 2007. Corporate relations, reporting and associated expenses have increased in the quarter from $0.092 million in 2006 to $0.117 million in 2007 and from $0.219 million in 2006 to $0.258 million in 2007 for the six-month period.

Office services in the second quarter of $0.306 million in 2007 (2006 - $0.224 million) and legal fees of $0.180 (2006 - $0.139 million) have increased due to expanding operations and activity, particularly in Mexico. For the six-month period the office services increased from $0.394 million in 2006 to $0.651 million in 2007 and legal fees increased from $0.230 in 2006 to $0.350 million in 2007.

Interest income for the quarter increased to $0.901 million in 2007 (2006 - $0.796 million) and for the six-month period increased to $2.152 million in 2007 (2006 - $1.052 million). Investment of the net proceeds of $78.71 million from shares issued in April 2006 and $81.69 million from the convertible notes issued in October 2006 as well as increasing interest rates resulted in the increase in interest income as compared to the same periods in the prior year.

The Company’s financial position at June 30, 2007 remained strong, with $71.60 million in cash and cash equivalents (December 31, 2006 - $121.995 million) and net working capital of $67.521 million (December 31, 2006 - $119.192 million). For the second quarter, the principal source of funds was interest income of $0.901 million (2006 - $0.796 million). For the six-month period the principal sources of funds were $1.851 million from the exercise of stock options, and $2.152 million in interest income and in the same period in 2006 from the exercise of stock options for $78.585 million and interest income of $1.052 million. The effect of foreign currency exchange rates on cash and cash equivalents for the second quarter of 2007 has been a gain of $4.096 million (2006 – gain of $4.337 million), arising from the net increase in value of the Canadian dollar against the US dollar. For the six-month period this gain was $3.938 million in 2007 compared with a gain of $4.283 in 2006.

During the second quarter the Company spent $1.624 million (2006 - $3.589 million) on mineral property and exploration costs and $23.749 million (2006 - $7.549) on plant, equipment, and development costs, primarily at Dolores. For the six months ended June 30, 2007, $2.656 million (2006 - $4.611 million) has been spent on mineral property and exploration costs and $46.483 million (2006 - $0.035 million) has been spent on plant, equipment, and development costs. The Company received cash of $1.851 million in net proceeds from the issue of common shares in the first quarter of 2007. After eliminating items such as amortization, convertible notes discount expense, and property write-offs, which do not require the use of cash, and taking into account the effect of the foreign exchange gain and the net changes in non-cash working capital, the cash used in operating activities was $4.562 million for the quarter and $6.903 million for the six-month period. As a result, there was a net decrease in the Company’s cash balances of $25.839 million in the quarter and $50.395 million in the six-month period after taking into account foreign exchange fluctuations.

Summary by Quarter

The following tables present our unaudited quarterly results of operations for each of the last eight quarters:

Net loss (000's) for quarters ended	09/30/05	12/31/05	03/31/06	06/30/06	09/30/06	12/31/06	03/31/07	06/30/07

Loss before the following	$ 498	618	731	834	1,481	734	1,463	1,230
Stock option compensation	659	26	-	3,263	-	141	-	-
Write-off of mineral properties	338	133	47	78	124	75	104	51
Accretion of convertible notes discount	-	-	-	-	-	792	1,166	1,186
Interest on long-term debt	-	-	-	-	-	731	943	953
Interest income	(218)	(277)	(256)	(796)	(867)	(248)	(1,251)	(901)
Foreign exchange (gain) / loss	139	15	20	571	171	(1,882)	176	(4,244)
Net (income) loss	$ 1,416	515	542	3,950	909	343	2,601	(1,725)
(Earnings) loss per share – basic and diluted	$ 0.04	0.02	0.01	0.09	0.02	0.01	0.05	(0.04)

Variances in net loss by quarter reflect overall corporate activity and factors which are not recurring each quarter, such as charges for stock-based compensation when options are granted,

by significant property write-downs and interest income on fluctuating cash balances. Those three items and the accretion of the convertible notes discount, the interest on the associated long-term debt and the impact of exchange rates, have been identified in the table above to show their impact on each quarter. As the Company has not yet engaged in commercial operations, variances in its quarterly losses are not affected by sales or production-related factors.

Outstanding Share Data

As at August 8, 2007 there were 48,688,173 common shares issued and outstanding (December 31, 2006 – 48,022,216) and there were 3,948,000 stock options outstanding (December 31, 2006 - 4,497,000) with exercise prices ranging between Cdn $5.64 and Cdn $12.53 per share, of which 3,863,000 have vested.

In addition, at August 8, 2007 and December 31, 2006, there were convertible notes with a face value of $85 million issued and outstanding convertible into 7,812,500 common shares at a rate of 91.9188 per $1,000 principal amount of notes, subject to adjustment.

Financial and Other Instruments

Effective January 1, 2007, the Company changed its functional currency from the Canadian dollar to the US dollar. The Company’s financial assets and liabilities consist of cash and cash equivalents, receivables and accounts payable and accrued liabilities and convertible notes, some of which are denominated in Canadian dollars and Mexican pesos. The Company is at risk to financial gain or loss as a result of foreign exchange movements against the US dollar. The Company manages its foreign exchange risk by adjusting balances in currencies other than the US dollar from time to time. The Company has certain commitments to acquire assets in foreign currencies and it incurs certain costs in foreign currencies. The Company may acquire foreign currencies, directly or through derivative positions, to fix such costs in US funds, if it believes it is prudent to do so; at June 30, 2007 it had $31.5 million in US dollar denominated bank deposits, US $37.4 million in Canadian dollar denominated bank deposits and US $2.7 million in Mexican peso denominated bank deposits. At August 8, 2007 the Company had $30.6 million in US dollar denominated bank deposits, US $28.1 million in Canadian dollar denominated bank deposits and US $1.7 million in Mexican peso denominated bank deposits.

The Company’s cash equivalents are redeemable after thirty days without penalty and are renewable bank instruments that provide a fixed rate of interest (currently 4.2% on Canadian deposits and 5.15% on US deposits) during the term. When renewing a matured instrument, the new interest rate may be higher or lower.

Investment in Mineral Exploration and Development

Net cash expenditures on mineral exploration decreased during the second quarter of 2007 to $1.624 million, from $3.589 million in 2006. Net cash expenditures on mineral exploration for the six-month period were $2.656 million (2006 - $4.611 million). These amounts, as shown in the Consolidated Statements of Cash Flows in the Financial Statements, are after deduction of stock option compensation costs and capitalized. The Company has focused its activities on the Dolores property, a development-stage project in northern Mexico, and has conducted a feasibility study demonstrating its economic viability (the study may be viewed on SEDAR or on the Company’s website).

The Company conducted drilling and field work on its Planchas de Plata and other properties in the second quarter of 2007 at a cost of $1.264 million with the total for the half year being $1.646 million.

Management has conducted an extensive review of its mineral property carrying values. Certain projects had not been advanced for several years, in part because funding was difficult to obtain in prior years, and in part because other projects were allocated priority. The Company continues to assess its land package with a view to reducing acreage as it converts exploration land to exploitation status, while maintaining higher-potential prospects. As a result of its review in the second quarter of 2007, the Company wrote off $0.051 million of exploration costs with the total for the half year being $0.155 million.

At June 30, 2007, with the exception of the Dolores project, the Company did not have any resource properties that qualified for capitalization under US GAAP. This is the primary difference between Canadian GAAP and US GAAP for the Company, and the effect is to increase the net loss and deficit for the first quarter of 2007 and 2006 by the amounts of the exploration expenditures capitalized less write-offs recognized under Canadian GAAP, in each of those periods. For the purposes of US GAAP, these expenses have been charged to the Consolidated Statement of Loss and Deficit in the period incurred (see Note 13 to the Financial Statements).

Capital Resources and Liquidity

In April 2006, the Company realized approximately $78.71 million from the issue of 11,000,000 common shares, and in October 2006, issued $85 million 4.5% unsecured Convertible Notes due December 15, 2011, to net $81.55 million after expenses of issue. The first interest payment was paid on June 15, 2007. For conversion, in the normal course of events, each $1,000 (one thousand) note will be exchangeable for 91.9118 common shares, or 7,812,500 common shares in aggregate. Additional shares may become issuable following the occurrence of certain corporate acts or events. The adjustment provisions are designed to compensate the note holders for any such occurrence that causes economic loss to them.

The convertible notes are classified as a liability with the exception of the portion relating to the conversion feature, which is classified as an equity component, resulting in the carrying value of the convertible notes being less than their face value. The discount is being accreted over the five year term of the notes.

The Company is conducting its exploration and development programs for 2007 on projects other than Dolores, including continued drilling of its northern Sonora properties Planchas de Plata and Real Viejo and at its Gutsy property in Nevada. Expenditures at La Bolsa, Real Viejo, Planchas de Plata and other targets in Northern Sonora are budgeted at $1.85 million and at $0.3 million for the properties in Nevada of which approximately $1.646 million has been spent in the first six months of the year.

Commitments

The Company has incurred significant contractual obligations relating to the development of the Dolores project, and these and other commitments are shown in Note 12 to the Financial Statements.

Critical Accounting Estimates

There are no changes to critical accounting estimates from those presented for December 31, 2006 in the Annual Management Discussion and Analysis dated March 12, 2007, with the exception of the change in the functional currency of the Company from the Canadian dollar to the US dollar, as described in Note 4 to the Financial Statements. This change has been adopted prospectively and has no impact upon the results of previously-reported financial years.

Effective January 1, 2007, the Company changed its functional currency from the Canadian dollar to the US dollar. The decision to change the functional currency to the US dollar was necessitated by accounting principles because of the increase in the overall proportion of the Company’s business activities conducted in US dollars, including increased US dollar denominated expenditures, particularly in the construction of the Dolores mine, the issuance of US dollar denominated convertible notes, and the expectation of US dollar denominated revenue from metal sales once the Dolores mine is in production.

As a result of this change in functional currency, the Company’s consolidated financial statements are reported and prepared in US dollars using the temporal method under which monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date, and income and non-monetary balances are translated at the exchange rate in effect at the times of the underlying transactions. Gains or losses arising from this translation are included in income and loss for the period.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements except for contractual obligations tabled above.

Related Party Transactions

Fees paid to directors during the first quarter of 2007 are summarized in Note 10 to the Financial Statements.

Controls and Procedures

There has been no change in the Company's internal control over financial reporting during the Company's second quarter ended June 30, 2007 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

The Company's management, including the Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Risks and Uncertainties

Except for historical information contained in this discussion and analysis, disclosure statements contained herein, including information as to the expected timing of the construction of the Dolores mine and the commencement of operations, the Company’s expected expenditures on Dolores, and the expected adequacy of the Company’s current working capital and future funding are forward-looking, as defined in the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Forward looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.

The Company is a mineral exploration and development company and is exposed to a number of risks and uncertainties associated with the mineral exploration, development and mining business. Some of these risks include changes in the prices of gold and silver; the availability of debt or equity funding; legislative, political or economic developments in Mexico; difficulties in connection with the construction or operation of the Dolores mine; the availability of, and increasing costs associated with, mining inputs and labour; the speculative nature of mineral exploration and development, including contests over title to properties; and those other risks that may be discussed elsewhere in this report. The reader should also refer to the discussion of risks contained in the Company’s Annual Information Form for the year-ended December 31, 2006, which is available on SEDAR at www.sedar.com.

Note to US Investors

While the terms “mineral resource,” “measured mineral resource,” “indicated mineral resource,” and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States. Therefore, information contained in this report concerning descriptions of mineralization and resources under Canadian standards will not be comparable to similar information made public by US companies subject to the reporting and disclosure requirements of the Securities and Exchange Commission. “Indicated mineral resource” and “inferred mineral resource” have a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It can not be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Mark H. Bailey, President and Chief Executive Officer of Minefinders Corporation Ltd. certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Minefinders Corporation Ltd., (the issuer) for the interim period ended June 30, 2007;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonable likely to materially affect, the issuer’s internal control over financial reporting.

Dated: August 14, 2007

"Mark H. Bailey"

Name: Mark H. Bailey

Title: President and Chief Executive Officer

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Greg D. Smith, Chief Financial Officer of Minefinders Corporation Ltd. certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Minefinders Corporation Ltd., (the issuer) for the interim period ended June 30, 2007;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonable likely to materially affect, the issuer’s internal control over financial reporting.

Dated: August 14, 2007

"Greg D. Smith"

Name: Greg D. Smith

Title: Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINEFINDERS CORPORATION LTD. (Registrant)
Date August 15, 2007
By: /s/ Paul MacNeill Paul MacNeill, Director